UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

ROCKWELL COLLINS
Retirement Savings
Plan

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2314475
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

400 Collins Road NE	52498
Cedar Rapids, Iowa	(Zip Code)
(Address of principal executive offices)

Registrant's telephone number, including area code: (319) 295-6835
(Office of the Corporate Secretary)

Rockwell Collins Retirement
Savings Plan
EIN#: 52-2314475, Plan #: 002

Financial Statements as of and for the
Years Ended December 31, 2016 and 2015,
Supplemental Schedule as of
December 31, 2016 and Report of Independent
Registered Public Accounting Firm

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor, Plan Administrator, and Participants of
Rockwell Collins Retirement Savings Plan
Cedar Rapids, IA

We have audited the accompanying statements of net assets available for benefits of Rockwell Collins Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Kansas City, Missouri
June 27, 2017

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS:
Investments at fair value	3,173,450,046	2,991,169,452
Investments at contract value	274,219,760	255,645,858

Receivables:
Notes receivable from participants	35,238,904	42,915,378
Other receivables	100,483	26,250
Total receivables	35,339,387	42,941,628

Total assets	3,483,009,193	3,289,756,938

LIABILITIES:
Accrued expenses	(359,980)	(165,563)

NET ASSETS AVAILABLE FOR BENEFITS	$3,482,649,213	$3,289,591,375

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Investment income
Net appreciation in value of investments	$174,904,360	$—
Interest and dividends	52,587,107	—
Plan interest in net investment income of Rockwell Collins Defined Contribution Master Trust	—	54,294,013
Total investment income	227,491,467	54,294,013

Contributions:
Participants	132,731,907	111,991,410
Employer	95,764,078	80,601,766
Rollovers	15,047,893	7,726,973
Total contributions	243,543,878	200,320,149

Interest from notes receivable from participants	1,612,653	1,360,161

Other income	296,122	87,342

Total additions	472,944,120	256,061,665

Deductions:
Benefit payments	(279,649,885)	(212,557,358)
Administrative expenses	(2,231,308)	(1,332,593)
Total deductions	(281,881,193)	(213,889,951)

Transfers:
Net transfers from merged plans	1,994,911	439,326,982

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	193,057,838	481,498,696

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	3,289,591,375	2,808,092,679

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$3,482,649,213	$3,289,591,375

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1. DESCRIPTION OF PLAN
This brief description of the Rockwell Collins Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General – The Plan is a defined contribution plan sponsored by the Company. The Rockwell Collins Employee Benefit Plan Committee controls and manages the operation and administration of the Plan. The assets are held in custody with Fidelity Management Trust Company (the Trustee). The Employee Benefit Plan Committee of the Company selects the investment options available to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Prior to December 31, 2015, Rockwell Collins, Inc. (the Company) maintained three defined contribution savings Plans in the U.S. for the benefit of its employees. These plans were the Rockwell Collins Retirement Savings Plan (legacy Savings Plan), the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (legacy Union Plan) and the ARINC, Inc. Tax Deferred Savings Plan (legacy ARINC Plan). On December 31, 2015, the legacy Union and ARINC Plans merged into the legacy Savings Plan, and account balances of $439,326,982 were transferred.
As of December 31, 2015, the Plan is comprised of the following four sub-plans:

•	Salaried and Certain Hourly Employees (the Salaried sub-plan)

•	Bargaining Unit Employees (the Bargaining Unit sub-plan)

•	IMS Non-Union Employees (the IMS Non-Union sub-plan)

•	IMS Union Employees (the IMS Union sub-plan)
Each sub-plan maintains its own existing requirements and qualifications, as described below.
Prior to December 31, 2015, the investment assets of the legacy Savings and Union Plans were held and administered by the Rockwell Collins Defined Contribution Master Trust (the Master Trust). Each of the participating plans had an interest in the net assets of the Master Trust and changes therein. The Master Trust provided segregated accounting for each plan and existed primarily to allow a single investment fund for the participants in the common stock of the Company at an administrative cost less than if each plan had a separate fund. The merger of the legacy Union and ARINC Plans into the Plan on December 31, 2015 eliminated the requirement for a Master Trust. The Master Trust was dissolved on December 31, 2015.
The Company acquired International Communications Group, Inc. (ICG) on August 6, 2015. ICG employees became eligible to participate in the Salaried sub-plan on January 1, 2016. Assets of $1,994,911 from the ICG Savings Plan were transferred into the Plan on March 28, 2016.
Eligibility – All U.S.-based employees are eligible to participate in the Plan immediately upon hire, with the exception of high school interns.
Contributions – The Plan provides that eligible employees may contribute up to a maximum of 50 percent of eligible compensation, as defined for each sub-plan. Eligible participants may make pre-tax or after-tax contributions, up to Internal Revenue Code (IRC) specified limits. Pre-tax contributions by highly compensated participants are limited to 20 percent of the participant's eligible compensation for the Salaried and IMS Non-Union sub-plans and eight percent of the participant’s eligible compensation for the Bargaining Unit and IMS Union sub-plans. Participants age 50 and over are allowed to contribute an additional amount as pre-tax catch-up contributions, as specified in the IRC.
Company matching contributions are calculated each pay period. Company matching contributions for the Salaried sub-plan are equal to 62.5 percent of the first eight percent of eligible compensation contributed by participants. Company matching contributions for the IMS Non-Union sub-plan are equal to 100 percent of the first six percent of eligible compensation contributed by participants. Company matching contributions for the Bargaining Unit sub-plan are equal to 50 percent of the first six percent of eligible compensation contributed by participants. Participants in the IMS Union sub-plan are not eligible for Company matching contributions. Company matching contributions are not made on the catch-up contributions discussed above.

Participant contributions are allocated according to the investment fund elections of the participant, while Company matching contributions are made to the Rockwell Collins Stock Fund. Participants may elect to transfer all or a portion of their balances in the Rockwell Collins Stock Fund to any of the available investment funds at any time.
Newly eligible employees are automatically enrolled at a six percent contribution rate in the Salaried and IMS Non-Union sub-plans and at a one percent pre-tax contribution rate in the Bargaining Unit sub-plan. Newly eligible IMS Union employees are not automatically enrolled in the IMS Union sub-plan. Employees in the Salaried and IMS Non-Union sub-plans with hire dates after January 1, 2016 contributing less than ten percent who have been automatically enrolled in the Plan will have their contribution rates increased by one percent each year on the anniversary of their eligibility unless they opt out of the annual increase program. Each May, employees contributing less than six percent to the Bargaining Unit sub-plan will have their contribution rates increased by one percent each year unless they opt out of the annual increase program. The IMS Union sub-plan does not automatically increase contribution percentages. For those participants who do not select an investment option, their contributions are invested in the default fund, which is the State Street Target Retirement Fund closest to the date the participant turns age 65. Participants may elect to change their contribution rate or transfer all or a portion of their balances to any of the available investment funds at any time.
Salaried sub-plan eligible employees receive Company retirement contributions each pay period, which are invested in the same investment funds and the same allocations as the participant's contributions to the Salaried sub-plan. Company retirement contributions are calculated as a percentage of retirement contribution eligible compensation, based on points corresponding to age plus years and months of credited service as follows:

Points	Contribution %
0-34	0.5%
35-44	1.0%
45-54	2.0%
55-64	3.5%
65-74	5.0%
75 & over	6.0%
A Bargaining Unit sub-plan agreement was reached in May 2013 between the Company and the International Brotherhood of Electrical Workers locals 1362 and 1634, the International Union of Electric, Electrical, Salaried, Machine and Furniture Workers - Communications Workers of America local 86787. The contract covers a five year period from May 4, 2013 through May 4, 2018.
Participant Accounts – Individual accounts are maintained for each participant. Each participant’s account is increased for participant and Company contributions and an allocation of Plan earnings. Each participant’s account is decreased for withdrawals, participant transaction fees, record keeping fees and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined by the respective sub-plan documents. The benefit amount to which a participant is entitled is the vested balance in the participant’s account.
Voting rights are extended to participants in proportion to their interest in the Rockwell Collins Stock Fund. Participants’ accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.
Investments – Participants may elect to have their contributions made to any of the investment funds in the Plan in one percent increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, employee contributions and Company retirement contributions are invested in the Plan's default fund.
Investment options available to participants include various mutual funds, collective trust funds, the Rockwell Collins Small Mid (SMID) Cap Value Fund, the Rockwell Collins Stable Value Fund and the Rockwell Collins Stock Fund:
Rockwell Collins SMID Cap Value Fund – The Rockwell Collins SMID Cap Value Fund is stated at fair value based on the underlying common stock investments, which are valued at the closing price reported on the active market on which the stock is traded on the last business day of the Plan year, and also includes cash.
Rockwell Collins Stable Value Fund – see Note 4, Rockwell Collins Stable Value Fund, for details.
Rockwell Collins Stock Fund – The Rockwell Collins Stock Fund invests principally in the common stock of the Company and holds cash or liquid short-term investments to allow participants to buy or sell units in the fund without the usual trade period for stock transactions. Typically, the Rockwell Collins Stock Fund holds one percent of its value in cash or liquid short-term investments. Participants may elect to transfer all or a portion of their balances in the Rockwell Collins Stock Fund to any of the various fund alternatives at any time.
The Plan has a payment option related to the investments in Company stock to reflect an Employee Stock Ownership Plan (ESOP) feature as defined by the IRC. This option allows the participants whose accounts hold shares in the Rockwell Collins Stock Fund to either receive the dividends paid on these shares in cash as taxable compensation, or to have the dividends reinvested in the Plan with taxes deferred. Dividend payments are automatically reinvested in the Plan unless the participant elects to receive the dividend as a taxable cash payment. Participants may change this election at any time.
Vesting – Each participant is fully vested at all times in the portion of the participant’s account that relates to participant contributions and earnings thereon.
Salaried and Bargaining Unit Sub-Plans – Vesting in the Company contribution portion of participant accounts, plus actual earnings thereon, is based on years of vesting service, as defined in the respective plan documents. Generally, a participant is 100 percent vested after three years of vesting service, or when the participant reaches age 55 while employed by the Company.
IMS Sub-Plans – IMS Non-Union sub-plan participants with Company matching contributions will vest according to the following schedule:

Years of Service	Vesting Percentage
Less than one	0%
One but less than two	20%
Two but less than three	40%
Three but less than four	60%
Four but less than five	80%
Five or more	100%

A participant will also become 100 percent vested in Company matching contributions if the participant attains age 55 while still an active employee of the Company, is on continuous layoff status for at least 30 days, incurs a disability while employed by the Company, works for a Rockwell Collins division or affiliated company at the time of its divestiture or dies while actively employed by the Company, including while performing qualified military service.
Notes Receivable from Participants – Notes may be obtained from the balance of a participant’s account in amounts not less than $1,000 and not greater than the lesser of $50,000, reduced by the participant’s highest outstanding note receivable balance during the 12-month period before the date of the note, or 50 percent of the participant’s vested account balance, less any outstanding notes. Participants may have one outstanding note at a time. Notes are collateralized by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus one percent on the last day of the month before the note is requested. Note repayments of principal and interest are collected through payroll deductions over terms of 12, 24, 36, 48 or 60 months, or up to 120 months for the purchase of a primary residence. Payments of principal and interest are credited to the participant’s account. Notes may be paid in full at any time.
Prior to January 1, 2016, participants in the Salaried and Bargaining Unit sub-plans could have two outstanding notes. Participants with two outstanding notes on December 31, 2015 are grandfathered under the plan’s old provisions until the notes are paid in full.
Note defaults occur when a participant, who is no longer an active employee, defaults on a note or receives an actual distribution that was offset by the note amount. These are classified as distributions from the Plan.
Rollovers – Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Payment of Benefits – Payment of benefits for lump sum distributions or non-hardship withdrawals may be received in Company stock or in cash. Payment of benefits for installments or hardship withdrawals must be received in cash.
Active participants may withdraw certain amounts from their account. The funds available for participants under age 59-1/2 are funds in after-tax, rollover, ESOP dividend and Company matching sources. Participants may also withdraw pre-tax sources if they meet the requirements for a hardship withdrawal. At age 59-1/2 all vested sources may be withdrawn. Participant vested amounts are payable upon retirement, death or termination of employment.
Upon retirement or termination at or after age 55, participants may elect to receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum or in monthly or annual installment payments for up to 10 years, subject to the distribution rules of the IRC, or the balance may remain in the Plan without further contributions.
Upon termination of employment prior to reaching age 55, participants may receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum, subject to the distribution rules of the IRC, or the balance may remain in the Plan without further contributions.
Forfeited Accounts – The non-vested portion of a participant’s account is forfeited when certain terminations described in the respective sub-plan documents occur. Forfeitures remain in the Plan and are used to reduce the Company’s contributions to the Plan or to pay administrative expenses of the Plan. The Plan contains specific break-in-service provisions that enable a participant’s account to be restored upon re-employment and fulfillment of certain requirements. At December 31, 2016 and 2015, forfeited non-vested accounts in the Plan totaled $198,214 and $38,365, respectively. During the years ended December 31, 2016 and 2015, Company contributions in the Plan were reduced by $1,413,142 and $2,490,871, respectively, from forfeited non-vested accounts.
Plan Termination – Although the Company has not expressed any intent to terminate the Plan, the Company has the authority, subject to any applicable collective bargaining agreement, to terminate or modify the Plan, or suspend contributions to the Plan, in accordance with ERISA. In the event that the Plan is terminated, each participant’s account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and that such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition – Plan investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Shares of mutual funds are valued at the closing price reported on the active market on which the mutual funds are traded on the last business day of the Plan year, which represents the net asset value of shares held by the Plan at year end.
The Rockwell Collins Stock Fund is stated at fair value based on the underlying Company common stock, which is valued at the closing price reported on the active market on which the stock is traded on the last business day of the Plan year, and also includes cash and money market accounts.
The fair values of collective trusts (excluding collective trusts in the Rockwell Collins Stable Value Fund) are based on net asset values (NAVs). The NAVs, as obtained from the audited financial statements of the collective trusts at year end, are used as a practical expedient to estimate fair value. Each NAV is based on underlying investments held by each collective trust. The strategy of the funds is to approximate as closely as possible, the performance of a custom benchmark index over the long term, before expenses, while providing participants the ability to purchase and redeem units on an "as of" basis. As of December 31, 2016 and 2015, the funds had a fair value of $1,051,334,435 and $984,012,426, respectively, and an unfunded commitment of $0. Funds may be redeemed immediately and no other redemption restrictions exist for these funds.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as held, during the year.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
New Accounting Pronouncements — In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which eliminates the requirement to categorize investments measured using the NAV practical expedient in the fair value hierarchy table. Entities are required to disclose the fair value of investments measured using the NAV practical expedient so that financial statement users can reconcile amounts reported in the fair value hierarchy table to amounts reported on the balance sheet. The new guidance was adopted in 2016 and applied retrospectively. The Plan's adoption of this standard is reflected in Note 2, Summary of Significant Accounting Policies and Note 5, Fair Value Measurements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit- Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive investment contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part I has been adopted by the Plan as of January 1, 2016 and is reflected in the Statement of Net Assets and Note 5, Fair Value Measurements. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part II has been adopted by the Plan as of January 1, 2016 and is reflected in Note 5, Fair Value Measurements. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. Part III is not applicable to the Plan.
Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.
Administrative Expenses – Administrative expenses of the Plan are paid by the Plan, through credits from the recordkeeper for Plan investments and through quarterly fees charged to participants. Participants pay administrative costs for loan fees, overnight fees, withdrawal fees, qualified domestic relation orders and investment advisory services.
Payment of Benefits – Benefit payments are recorded when paid. Payment requests received before the market closes on December 31 of the respective year are processed and paid on the date requested. Payment requests received after the market closes are considered to be received on the next business day. Therefore, there were no participants who had elected to withdraw from the Plan but were not paid by December 31, 2016 and 2015.
Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable during the plan years ended December 31, 2016 or 2015.
Subsequent Events – The Plan has assessed subsequent events through June 27, 2017, the date the annual Plan report was filed with the Securities and Exchange Commission.
On January 1, 2017, the following changes took place within the Plan:

•	Participants in the IMS Non-Union sub-plan became participants in the Salaried sub-plan with the same definition of eligible compensation and other provisions of the Salaried sub-plan.

•
Company matching contributions prior to January 1, 2017 for IMS Non-Union participants who transferred to the Salaried sub-plan will be 20% vested after completing one year of vesting service, 40% vested after completing two years of vesting service and 100% vested after completing three years of vesting service. Company matching contributions after December 31, 2016 will be 100% vested only after completing three years of vesting service.

•	IMS Non-Union participants who transferred to the Salaried sub-plan will receive Company retirement contributions on earnings after December 31, 2016.
3. DEFINED CONTRIBUTION MASTER TRUST
Until December 31, 2015, assets of the legacy Savings and Union Plans, with the exception of the notes receivable from participants, were held in the Master Trust account by the Trustee. The Master Trust was dissolved on December 31, 2015, upon the merger of the legacy Union and ARINC Plans into the legacy Savings Plan. Net assets of the Master Trust were $0 at December 31, 2015.
Each of the participating plans had an interest in the net assets of the Master Trust and changes therein. The Trustee maintained supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans.
The Master Trust investments were valued at fair value at the end of each day.
The net earnings or loss of the accounts for each day were allocated by the Trustee to each participating plan's investment funds based on the relationship of the interest of each plan to the total of the interests of all participating plans. In 2015, the Plan interest in net investment income of the Rockwell Collins Defined Contribution Master Trust included $60,517,232 of interest and dividends.
4. ROCKWELL COLLINS STABLE VALUE FUND
The values of the assets held in the Rockwell Collins Stable Value Fund are represented at contract value. Each investment contract held in the fund is fully benefit-responsive for participant-initiated transactions. The underlying investments include:

•
Constant duration synthetic GIC investment contracts (GICs) that “wrap” underlying units of bank collective trusts. The bank collective trusts invest in high quality fixed income securities that are managed to closely match the characteristics and performance of certain fixed income indices. There are no known commitments or restrictions on the collective trusts. The Plan Sponsor has no plans to liquidate these funds. Each constant duration synthetic GIC investment contract has a contract value interest crediting rate that is reset each quarter, based on a pre-determined formula.

•
Fixed maturity synthetic GICs that “wrap” high quality fixed income assets that are intended to be held to their stated maturity. Each fixed maturity synthetic GIC investment contract has a contract value interest crediting rate that is reset each quarter, based on a pre-determined formula.

As of December 31, 2016 and 2015, the Rockwell Collins Stable Value Fund had a contract value of $274,219,760 and $255,645,858, respectively, and an unfunded commitment of $0. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also limit the ability of the Plan to transact at contract value with the participants.
5. FAIR VALUE MEASUREMENTS
The FASB’s standard related to fair value measurements defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The standard indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The standard established a valuation hierarchy for disclosure of the inputs to valuation techniques used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 - quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument
Level 3 - unobservable inputs based on the Plan's own assumptions used to measure assets and liabilities at fair value
Asset Valuation Techniques - Shares of mutual funds held are categorized as Level 1. They are valued at closing quoted market prices on the active market on which the mutual funds are traded on the last business day of the Plan year.

Shares of the Rockwell Collins Stock Fund are categorized as Level 1. They are valued based on the underlying Company common stock, which is valued at closing quoted market prices on the active market on which the stock is traded on the last business day of the Plan year. The interest-bearing cash underlying investment is categorized as Level 2.
The Rockwell Collins SMID Cap Value Fund is valued at the fair market value of its underlying investments. The common stock underlying investments are categorized as Level 1 and are valued at closing quoted market prices on the active market on which the stock is traded on the last business day of the Plan year. The interest-bearing cash underlying investment is categorized as Level 2.
Collective trust investments are measured at net asset value. See Note 2, Summary of Significant Accounting Policies for more information about these investments and the new accounting standard that removes them from classification within the fair value hierarchy.
A financial asset's or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The fair value of the Plan assets as of December 31, 2016 and 2015 was as follows:
Fair Value Measurements
at December 31, 2016, using

		Significant other	Significant
	Quoted prices in	observable	unobservable	NAV as a
	active markets	inputs	inputs	practical
	(Level 1)	(Level 2)	(Level 3)	expedient	Total
Mutual funds	$1,468,017,974	$—	$—		$1,468,017,974
Rockwell Collins Stock Fund
Common stock	481,232,816	—	—		481,232,816
Interest-bearing cash	—	3,636,520	—		3,636,520
Rockwell Collins SMID Cap Value Fund
Common stock	154,058,631	—	—		154,058,631
Interest-bearing cash	—	15,169,670	—		15,169,670
Total assets in the fair value hierarchy	$2,103,309,421	$18,806,190	$—		$2,122,115,611
Investments measured at net asset value				1,051,334,435	1,051,334,435
Investments at fair value	$2,103,309,421	$18,806,190	$—	$1,051,334,435	$3,173,450,046

Fair Value Measurements
at December 31, 2015, using

		Significant other	Significant
	Quoted prices in	observable	unobservable	NAV as a
	active markets	inputs	inputs	practical
	(Level 1)	(Level 2)	(Level 3)	expedient	Total
Mutual funds	$1,350,991,373	$—	$—		$1,350,991,373
Rockwell Collins Stock Fund
Common stock	490,510,059	—	—		490,510,059
Interest-bearing cash	—	3,453,675	—		3,453,675
Rockwell Collins SMID Cap Value Fund
Common stock	149,280,883	—	—		149,280,883
Interest-bearing cash	—	12,921,036	—		12,921,036
Total assets in the fair value hierarchy	$1,990,782,315	$16,374,711	$—		$2,007,157,026
Investments measured at net asset value				984,012,426	984,012,426
Investments at fair value	$1,990,782,315	$16,374,711	$—	$984,012,426	$2,991,169,452
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no investments held by the Plan or the Master Trust that changed levels during the years ended December 31, 2016 and 2015, respectively.
6. FEDERAL INCOME TAX STATUS
The Internal Revenue Service (the IRS) has determined and informed the Company by a letter dated November 17, 2014, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. A new determination letter request was submitted to the IRS on February 1, 2016, and is still under review. On May 27, 2016, the Company filed an application (the Application) for the Plan, for a compliance statement from the IRS under the Voluntary Correction Program (VCP), with respect to certain operational errors discovered by the Company. The Application is still under review by the IRS. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan's trust is currently tax-exempt. As a result, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2016, the Plan held Company common stock with a market value of $484,869,336. At December 31, 2015, the Master Trust held Company common stock with a market value of $493,963,734. During the year ended December 31, 2016, the Plan recorded dividend income from the Company of $6,980,953. During the year ended December 31, 2015, the Master Trust recorded dividend income from the Company of $6,871,734.
Certain Plan investments were managed by the Trustee and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each investment fund.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

For the year ended December 31, 2016, the following is a reconciliation of the decrease in net assets per the financial statements to the Form 5500:

2016
Investment income per the financial statements	$227,491,467
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, current year	—
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, prior year	(279,755)
Investment income per the Form 5500	$227,211,712

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015:

2015
Net assets available for benefits per the financial statements	$3,289,591,375
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	279,755
Net assets per the Form 5500	$3,289,871,130

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN
EIN#: 52-2314475, PLAN #: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2016

Identity of Issue	Description of Investment	Current Value
Fidelity Capital & Income *	Mutual fund	89,490,835
Fidelity Strategic Real Return *	Mutual fund	10,727,704
Fidelity Extended Market Index Fund Premium Class *	Mutual fund	71,248,921
Vanguard FTSE All-World	Mutual fund	51,824,756
Loomis Small-Cap Growth N	Mutual fund	105,899,718
Vanguard Institutional Index Plus	Mutual fund	321,324,577
Vanguard Prime-Cap Admiral	Mutual fund	347,996,649
MFS International Value R6	Mutual fund	117,468,293
MFS Value R6	Mutual fund	121,580,531
Vanguard Total BD Market Index	Mutual fund	230,455,990
Fidelity Diversified International *	Collective trust	60,260,061
Fidelity Blue Chip Growth *	Collective trust	117,807,509
Fidelity Mid-Cap *	Collective trust	170,148,117
State Street Target Retirement 2060	Collective trust	796,536
State Street Target Retirement Income	Collective trust	25,666,454
State Street Target Retirement 2015	Collective trust	42,464,517
State Street Target Retirement 2020	Collective trust	130,395,307
State Street Target Retirement 2025	Collective trust	136,343,151
State Street Target Retirement 2030	Collective trust	134,158,036
State Street Target Retirement 2035	Collective trust	70,149,527
State Street Target Retirement 2040	Collective trust	74,015,591
State Street Target Retirement 2045	Collective trust	40,840,707
State Street Target Retirement 2050	Collective trust	38,954,249
State Street Target Retirement 2055	Collective trust	9,334,673
Rockwell Collins SMID Cap Value Fund:
Aaron's, Inc.	Common stock	4,039,020
Aircastle Ltd.	Common stock	1,236,092
Anixter International, Inc.	Common stock	859,049
Avis Budget Group, Inc.	Common stock	1,548,410
Axalta Coating Systems Ltd.	Common stock	4,161,981
B&G Foods, Inc.	Common stock	3,338,962
BankUnited, Inc.	Common stock	4,715,810
BOK Financial Corp.	Common stock	3,470,325
Borgwarner, Inc.	Common stock	4,076,282
Boston Scientific Corp.	Common stock	3,589,023
Broadridge Financial Solutions, Inc.	Common stock	795,534
Brown & Brown, Inc.	Common stock	2,671,637
Cimarex Energy Co.	Common stock	5,813,123
Colfax Corp.	Common stock	2,459,876
Colony Capital, Inc. (Cl A)	Common stock	1,365,275
CommScope Holding Co., Inc.	Common stock	2,836,388
Coty, Inc. (CI A)	Common stock	1,526,962
(Continued on next page)

Identity of Issue	Description of Investment	Current Value
CubeSmart	Common stock	1,323,777
Dover Corp.	Common stock	1,216,489
Edgewell Personal Care Co.	Common stock	1,348,855
Endurance Specialty Holdings Ltd.	Common stock	3,109,722
Enstar Group Ltd.	Common stock	987,314
First Horizon National Corp.	Common stock	2,400,680
First Republic Bank	Common stock	2,877,348
Flowers Foods, Inc.	Common stock	2,704,817
Fortis, Inc.	Common stock	791,269
Goodyear Tire & Rubber Co.	Common stock	1,809,291
Hanesbrands, Inc.	Common stock	2,342,265
Hub Group, Inc.	Common stock	5,021,713
iStar, Inc.	Common stock	2,177,306
Jones Lang Lasalle, Inc.	Common stock	1,663,523
Juniper Networks, Inc.	Common stock	3,495,056
Keysight Technologies, Inc.	Common stock	1,249,341
Kirby Corp.	Common stock	2,849,791
Lifepoint Health, Inc.	Common stock	3,760,842
Linear Technology Corp.	Common stock	3,140,258
Mid-America Apartment Communities, Inc.	Common stock	1,889,758
Molson Coors Brewing Co. (Cl B)	Common stock	2,705,510
Nationstar Mortgage Holdings, Inc.	Common stock	3,726,049
Navigators Group, Inc.	Common stock	2,305,427
Newell Brands, Inc.	Common stock	2,498,927
NVR, Inc.	Common stock	2,772,209
Orthofix International N.V.	Common stock	1,722,964
Parker Hannifin Corp.	Common stock	1,193,220
Popular, Inc.	Common stock	2,627,842
Post Holdings, Inc.	Common stock	4,032,202
Red Rock Resorts, Inc.	Common stock	2,479,452
Reinsurance Group of America	Common stock	2,492,566
SPX Flow, Inc.	Common stock	1,302,373
Staples, Inc.	Common stock	2,363,552
SVB Financial Group	Common stock	1,932,033
Tegna, Inc.	Common stock	2,745,086
Treehouse Foods, Inc.	Common stock	1,376,663
UGI Corp.	Common stock	3,505,997
Universal American Corp.	Common stock	1,828,492
Vantiv, Inc.	Common stock	3,076,809
Whirlpool Corp.	Common stock	2,838,520
Willis Towers Watson PLC	Common stock	7,297,181
XL Group Ltd.	Common stock	2,572,393
Fidelity (STIF) *	Interest-bearing cash	15,169,670
Rockwell Collins Stable Value Fund:
Fidelity (STIF) (100-31-TPLX) *	Interest-bearing cash	11,748,895
Voya	Collective trust	59,650,353
Transamerica Premier Life	Collective trust	54,390,216
American General Life	Collective trust	24,729,255

Identity of Issue	Description of Investment	Current Value
RGA Reinsurance Company	Collective trust	40,880,314
Bank of Tokyo - Mitsubishi	Collective trust	40,865,505
American General (1635893)	Fixed income security	41,955,222
Rockwell Collins Stock Fund *
Rockwell Collins, Inc.	Common stock	481,232,816
Fidelity Instl Cash US Govt Fund	Interest-bearing cash	3,636,520
Participant loans *	Interest rates ranging from 4.25% to 9.25%, due from 2017 to 2026	35,238,904
Assets held at December 31, 2016		$3,482,908,710
* Denotes a party-in-interest to the Plan.
Cost information is not required for participant-directed investments and therefore is not included.
See accompanying Independent Auditor's Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.
ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

/s/ Rosa F. Barone	Date:	June 27, 2017
Rosa F. Barone
Plan Administrator

/s/ Patrick E. Allen	Date:	June 27, 2017
Patrick E. Allen
Senior Vice President & Chief Financial Officer